SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For  11 February, 2010

The Governor and Company of the
Bank of Ireland
Head Office
Lower Baggot Street
Dublin 2
Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

           Form 20-F     X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

           Yes               No           X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

***BANK OF IRELAND EXCHANGE LOWER TIER 2 SECURITIES***

Bank of Ireland today announces that it has completed an Exchange Offer for any and all of the outstanding notes relating to five Lower Tier 2 securities (three Euro securities and one each in Sterling and US Dollars) with a nominal value equivalent to circa €2.9 billion.

The securities exchanged have a nominal value equivalent to €1.62 billion. These securities will be exchanged at a discount into the following new securities

·
€978 million, 10% coupon, maturity 12 February 2020
·
£197 million, 10% coupon, maturity 12 February 2020

The equity accretion for the Bank of Ireland Group from the Exchange Offer is expected to be circa €405 million.

Including the impact of the exchange offer on a proforma basis the estimated capital ratios of the Group at 30 September 2009 would have been:

Pro forma

Reported
Equity Tier 1                      7.0%                6.6%
Core Tier 1                       10.5%            10.1%
Total Tier 1                       11.4%            11.0%
Total Capital                     14.5%            14.5%

The successful completion of this Lower Tier 2 Exchange Offer represents another meaningful step in strengthening Bank of Ireland's balance sheet and capital position.

Bank of Ireland contact details.

Brian Kealy	Colin Reddy
Head of Capital Management	Capital Management
Tel: + 353 1 604 3537	Tel: + 353 1 604 3526

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

The Governor and Company
of the Bank of Ireland

John B. Clifford
Group Secretary

Date: 11 February, 2010